Mercedes-Benz Auto Lease Trust 2024-A
Investor Report
Collection Period Ended   31-Aug-2024

Amounts in USD

Dates

Collection Period No.	4			
Collection Period (from... to)	1-Aug-2024	31-Aug-2024		
Determination Date	12-Sep-2024			
Record Date	13-Sep-2024			
Payment Date	16-Sep-2024			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Aug-2024	16-Sep-2024	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2024	15-Sep-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	253,000,000.00	136,433,038.33	101,830,261.23	34,602,777.10	136.769870	0.402491
Class A-2A Notes	235,500,000.00	235,500,000.00	235,500,000.00	0.00	0.000000	1.000000
Class A-2B Notes	235,500,000.00	235,500,000.00	235,500,000.00	0.00	0.000000	1.000000
Class A-3 Notes	471,000,000.00	471,000,000.00	471,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,370,000.00	77,370,000.00	77,370,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,272,370,000.00**	**1,155,803,038.33**	**1,121,200,261.23**	**34,602,777.10**		
Overcollateralization	177,634,611.27	177,625,564.88	177,625,564.88			
Total Securitization Value	**1,450,004,611.27**	**1,333,428,603.21**	**1,298,825,826.11**			
present value of lease payments	778,780,383.53	673,717,690.12	647,298,729.57			
present value of Base Residual Value	671,224,227.74	659,710,913.09	651,527,096.54			

	Amount	Percentage
Initial Overcollateralization Amount	177,634,611.27	12.25%
Target Overcollateralization Amount	177,625,564.88	12.25%
Current Overcollateralization Amount	177,625,564.88	12.25%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	34,602,777.10	136.769870
Class A-2A Notes	5.440000%	1,067,600.00	4.533333	1,067,600.00	4.533333
Class A-2B Notes	5.773530%	1,208,592.28	5.132027	1,208,592.28	5.132027
Class A-3 Notes	5.320000%	2,088,100.00	4.433333	2,088,100.00	4.433333
Class A-4 Notes	5.320000%	343,007.00	4.433333	343,007.00	4.433333
Total		**4,707,299.28**		**$39,310,076.38**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,377,504,380.71	1,260,928,372.65	1,226,325,595.55

Available 2024-A Collections		Distribution on the Exchange Note	

Lease Payments Received	27,559,842.30	(1) Total Servicing Fee	1,111,190.50
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,104,935.36	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	6,616,776.95	(2) Exchange Note Interest Distributable Amount (5.45%)	5,726,716.36
Excess wear and tear included in Net Sales Proceeds	5,491.09	(3) Exchange Note Principal Distributable Amount	34,602,777.10
Excess mileage included in Net Sales Proceeds	29,760.55	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	48,281,554.61		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	209,433.23		
		(5) Remaining Funds Payable	7,050,303.88
Total Available Collections	**48,490,987.84**	**Total Distribution**	**48,490,987.84**

Available Funds ABS Notes		Distributions ABS Notes	

Total Exchange Note Payments	40,329,493.46	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
Total Available Funds	**40,329,493.46**	(2) Interest Distributable Amount Class A Notes	4,707,299.28
		(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	34,602,777.10
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	1,019,417.08
		Total Distribution	**40,329,493.46**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,111,190.50	1,111,190.50	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,707,299.28	4,707,299.28	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	1,067,600.00	1,067,600.00	0.00
thereof on Class A-2B Notes	1,208,592.28	1,208,592.28	0.00
thereof on Class A-3 Notes	2,088,100.00	2,088,100.00	0.00
thereof on Class A-4 Notes	343,007.00	343,007.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,707,299.28	4,707,299.28	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	34,602,777.10	34,602,777.10	0.00
Principal Distribution Amount	34,602,777.10	34,602,777.10	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,625,011.53
Reserve Fund Amount - Beginning Balance	3,625,011.53
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	15,368.95
minus Net Investment Earnings	15,368.95
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,625,011.53
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	15,368.95
Net Investment Earnings on the Exchange Note	
Collection Account	194,064.28
Investment Earnings for the Collection Period	209,433.23

Notice to Investors

The original filed August 2024 investor report contained incorrect percentages as it relates to the Proportion of Base Prepayment Assumption Realized Life to Date and Actual Lifetime Prepayment Speed. The amended investor report reflects the accurate percentages.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,450,004,611.27	26,302
Securitization Value beginning of Collection Period	1,333,428,603.21	25,068
Principal portion of lease payments	15,354,312.83	
Terminations- Early	11,004,763.18	
Terminations- Scheduled	5,926,544.02	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,317,157.07	
Securitization Value end of Collection Period	1,298,825,826.11	24,627

Pool Factor	89.57%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.35%	11.35%
Weighted Average Remaining Term (months)	31.83	28.57
Weighted Average Seasoning (months)	9.79	13.19
Aggregate Base Residual Value	888,302,349.92	831,381,626.99
Cumulative Turn-in Ratio		36.71%
Proportion of base prepayment assumption realized life to date		145.14%
Actual lifetime prepayment speed		0.47%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,292,079,893.11	24,511	99.48%
31-60 Days Delinquent	4,729,447.49	82	0.36%
61-90 Days Delinquent	1,839,678.99	31	0.14%
91-120 Days Delinquent	176,806.52	3	0.01%
Total	1,298,825,826.11	24,627	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.155%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,605,097.92	29	5,399,713.99	103
Liquidation Proceeds	1,246,009.45		4,470,385.02	
Recoveries	268,176.29		281,696.03	
Principal Net Credit Loss / (Gain)	90,912.18		647,632.94	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.083%	
Prior Collection Period	0.311 %	
Second Prior Collection Period	0.062 %	
Third Prior Collection Period	0.057 %	
Four Month Average	0.128%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.045%

Average Net Credit Loss / (Gain)   6,287.70

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	17,643,366.35	412	67,647,560.61	1,569
Sales Proceeds and Other Payments Received	19,024,003.61		75,203,366.74	
Residual Loss / (Gain)	(1,380,637.26)		(7,555,806.13)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.259)%	
Prior Collection Period	(1.636%)	
Second Prior Collection Period	(1.181%)	
Third Prior Collection Period	(1.255%)	
Four Month Average	(1.333)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.521)%

Average Residual Loss / (Gain)   (4,815.68)